FOR IMMEDIATE RELEASE	November 24, 2008

Micromem Receives Notice That Dr. Cynthia Kuper Has Retracted Prior Assertions Regarding Alleged Sarbanes Oxley Violations and Withdrawn Objections to OSHA’s Findings

TORONTO-NEW YORK, November 24, 2008 –Micromem Technologies Inc. (OTCBB: MMTIF) has received notice that Dr. Cynthia Kuper, through her counsel, has forwarded an executed retraction letter on November 10, 2008, in connection with the complaint that she originally filed in February 2008 with the Department of Labor, Occupational Safety and Health Administration ("OSHA").

On August 18, 2008, OSHA dismissed Dr. Kuper’s complaint on the grounds that there was no reasonable cause to believe that Micromem had violated the Sarbanes-Oxley Act. On August 25, 2008, Dr. Kuper filed objections to OSHA’s findings, which she has now withdrawn.

For further information contact: Jason Baun, Chief Information Officer 1-877-388-8930.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC: MMTIF - News) fabless semiconductor company with headquarters in Toronto, Canada and an office in New York City. Micromem holds and continues to develop a broad-based patent portfolio of Magnetoresistive Random Access Memory (MRAM) and magnetic sensor technologies. Micromem’s MRAM patents create a solution for performance driven, radiation hard, non-volatile memory applications. MASTInc is focused on business development efforts and is working on the launch of sensory products for use in both defense and consumer applications. Its first product, GC-0301, is far superior to the competition with over 200 V/T, making it one of the most sensitive hall sensors on the market without the need for external amplification. MASTInc is working with companies that have large-scale capabilities and expects to sign contracts in the coming quarters.

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF

Shares issued: 83,186,667

SEC File No: 0-26005

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include, our inability to obtain additional financing on acceptable terms, risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology, inability to compete with others who provide comparable products, the failure of our technology, inability to respond to consumer and technological demands, inability to replace significant customers; seasonal nature of our business and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

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